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December 17, 2013

Mara L. Ransom, Esq.

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

HydroPhi Technologies Group, Inc. (f/k/a Big Clix, Corp.)

Amendment No. 1 to Current Report on Form 8-K

Filed November 22, 2013

File No. 000-55050

Dear Ms. Ransom:

Our client, HydroPhi Technologies Group, Inc, (formerly Big Clix, Corp.) (the “Company”), has forwarded to me your letter to the Company of December 11, 2013, in which you set forth several comments.  I am responding to the comments on behalf of the Company.  Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response, please forward them to me as well as to the Company.  My email address is ahudders@golenbock.com, and my telephone number is 212-907-7349.

General

1.

Please include the representations included at the end of our letter dated October 24, 2013 (“Tandy Representations”) in your next response letter. Please note that these representations must be made by the company, rather than counsel.

Response:

With this letter, we have filed a separate representation letter from the Company setting forth the Tandy Representations.

2.

We note your response to comment 8 in our letter dated October 24, 2013. Please also disclose the basis for the following assertions:

•

“A water molecule contains 2.7 times the energy of a molecule of gasoline and, if utilized properly, can provide enormous fuel savings.” (page 6)

•

“In the burgeoning demand for power across the world, it is not feasible or timely to continue to build the centralized power plants and distribution infrastructure that was constructed across North America and Europe over the last many decades.” (page 6)

•

“One of the values of the system is its extremely high-reliability to operate in the rugged environment of on-road and other harsh, unprotected situations, where the vibrations, outside conditions and different engine revolutions per minute place tremendous demand on individual components, control electronics and system performance.” (page 7) In this regard, we note that your disclosure at the top of page 6 indicates that the system has only recently undergone on-road testing, which is being conducted by a third-party.

•

“In the ‘history’ of hydrogen based technologies to achieve improvements in fuel efficiency there has also been an evolutionary move away from ‘chemical’ based systems to those that operate solely on water and electricity eliminating any of the hazardous components and by-products that were residual effects of such systems.” (page 24)

If you do not have appropriate independent support for the above statements, please revise the language to clarify that the assertions are your belief based upon your experience in the industry, if true, or delete such statements.

Response:

2.7 Energy point.  We have removed this sentence.

Demand for power.  We have modified the statement and stated it as a company belief.

Value of system. We have modified the statement and stated it as a company belief.

History of hydrogen based technologies.  We have modified the statement to indicate that it is based on our experience in the development of the company product and also as a belief that the industry will move from chemical based solutions.

Business Development and Marketing, page 7

3.

We note your statement on page 8 that you will try to use distributors and dealers to “expand [your] penetration of the Class 7 and Class 8 logistics vehicles and buses.” However, we also note your statement on page 9 that you have made no sales other than sales for the purposes of system testing. Accordingly, please revise your disclosure to clarify that you have not yet penetrated any of the markets in which you plan to compete.

Response:

We have expanded the disclosure to indicate the nature of the vehicle classes that are being tested and that there is no current penetration of the various intended markets.

Customer Concentration, page 9

4.

We note your response to comment 13 in our letter dated October 24, 2013. Please also disclose the specific systems that your potential customers are in the process of testing. For example, please disclose whether the systems being tested are being tested in Class 7 and 8 logistics vehicles, Class 5 and 6 vehicles, or some other system.

Response:

We have modified the disclosure to indicate the classes of vehicles being tested by our current potential customer.

5.

We note your disclosure that you have entered into a master distribution and marketing agreement with Energia Vehicular Limpia S.A. de C.V. Please file this agreement as an exhibit to this Form 8-K, or tell us why you do not believe that the exhibit is material. Please refer to Item 601(b) of Regulation S-K.

Response:

The agreement, in redacted format, has been filed and simultaneously we are filing on behalf of the Company for confidential treatment of certain financial and financial related data in the agreement.

 Intellectual Property, page 11

6.

We note your response to comment 15 in our letter dated October 24, 2013 and your reference to your patent being fully “prosecuted.” To the extent you are in litigation regarding this patent; please provide additional detail regarding such litigation.

Response:

Patent prosecution describes the interaction between patent applicants and their representatives, on the one hand, and a patent office, on the other hand, with regard to a patent, or an application for a patent. Broadly, patent prosecution can be split into pre-grant prosecution, which involves negotiation with a patent office for the grant of a patent, and post-grant prosecution, which involves issues such as post-grant amendment and opposition. Patent prosecution is distinct from patent litigation, which describes legal action relating to the infringement of patents.

There is no court or other similar based litigation involving the patents of the Company being applied for and their prosecution.

Certain Relationships and Related Party Transactions, page 37

7.

Please include the names of the related persons mentioned in your disclosure. In this regard, we note your disclosure in the first sentence of the first and second paragraphs on page 38 referencing notes payable and a promissory note to “related parties.” Refer to Item 404(a)(1) of Regulation S-K. We also note that the issuance of shares to Mr. Slotkin and the additional business expenses for which Mr. Slotkin was reimbursed, referenced in the first paragraph on page 37, are not reflected in the Summary Compensation Table. Please advise or revise.

The disclosure about the related party transactions has been modified to indicate the names of the parties.

The shares issued to Mr. Slotkin were issued in fiscal year 2014 (which started April 1, 2013), and therefore would not be required as disclosure in accordance with Item 404(a)(1) until next year. The compensation amount for these shares will be reflected in the 2014 fiscal year end financial statements that are filed next year. All the shares were issued as a compensation expense amount, which for GAAP has been determined to be a value of $4,026,144.  The expenses to be reimbursed have been accrued and are not yet paid; therefore, they are not a 2013 fiscal year transaction and not accounted for in the 2013 fiscal year financial statements. There has been added as a footnote, reference to these amounts.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders

HydroPhi Technologies Group, Inc.

3404 Oakcliff Road – Suite C

Doraville, GA 30340

December 17, 2013

Mara L. Ransom, Esq.

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

HydroPhi Technologies Group, Inc. (f/k/a Big Clix, Corp.)

Amendment No. 1 to Current Report on Form 8-K

Filed November 22, 2013

File No. 000-55050

Dear Ms. Ransom:

In connection with the review by the Staff of the Securities and Exchange Commission of the above referenced Current Report on Form 8-K and Amendments Nos. 1 and 2, the company makes the following representations:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Roger M. Slotkin

Roger M. Slotkin,

Authorized Signatory of

HydroPhi Technologies Group, Inc.